[redacted]

CM

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH. D.C.
211

11018433

SECURI ON
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/13/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BBW Capital Markets \DBA DE Koning Capital markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1743 Wazee Street, Suite 250
(No. and Street)

Denver CO 80202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kendrik de Koning 303-573-1212
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harding and Hittesdorf, P.C.
(Name – *if individual, state last, first, middle name*)

650 S. Cherry Street, Suite 1050 Denver CO 80246
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD
3/25

OATH OR AFFIRMATION

I, Kendrik de Koning, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BBW Capital Markets, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

CINTIA VON FELDT NOTARY PUBLIC STATE OF COLORADO

My Commission Expires 11/04/2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DE KONING CAPITAL MARKETS, LLC
DBA BBW CAPITAL MARKETS
(SEC File No. 8-68124)

Financial Statements and Supplemental
Schedules for the Year Ended December 31, 2010
and Independent Auditors' Report and
Supplemental Report on Internal
Accounting Control

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

INDEPENDENT AUDITORS' REPORT

To The Members
de Koning Capital Markets, LLC
dba BBW Capital Markets
Denver, Colorado

We have audited the accompanying statement of financial condition of de Koning Capital Markets, LLC dba BBW Capital Markets (a limited liability company) as of December 31, 2010, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with audit standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinions.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of de Koning Capital Markets, LLC dba BBW Capital Markets at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hz d Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

February 12, 2011

BBW CAPITAL MARKETS

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	219,171
Commission receivable		379,273
Prepaid expenses		2,063
TOTAL ASSETS	$	600,507

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITY:		
Due to related entity	$	57,013
MEMBERS' EQUITY		543,494
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	600,507

See accompanying notes to financial statements.

BBW CAPITAL MARKETS

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUE:		
Commissions	$	1,405,719
OPERATING EXPENSES:		
Commission expense		703,402
Overhead charges paid to related entity		178,069
Marketing		15,523
Insurance		9,124
Filing and registration fees		5,115
Miscellaneous operating expenses		992
		912,225
NET INCOME	$	493,494

See accompanying notes to financial statements.

BBW CAPITAL MARKETS

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Members' equity at January 1, 2010	$	50,000
Net income		493,494
Members' equity at December 31, 2010	$	543,494

See accompanying notes to financial statements.

BBW CAPITAL MARKETS

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	493,494
Adjustments to reconcile net income to net cash provided by operations:		
Increase (decrease) in cash resulting from change in:		
Commission receivable		(379,273)
Accounts payable		57,013
NET CASH PROVIDED BY OPERATING ACTIVITIES		171,234
NET INCREASE IN CASH AND CASH EQUIVALENTS		171,234
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		47,937
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	219,171

See accompanying notes to financial statements.

DE KONING CAPITAL MARKETS, LLC
DBA BBW CAPITAL MARKETS

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2010

A. Summary of Significant Accounting Policies

Organization

de Koning Capital Markets, LLC d/b/a BBW Capital Markets (the Company) is a Colorado limited liability company formed to provide institutional investors with securities execution and transactional advisory services. The Company is a broker-dealer registered with the Financial Industry Regulatory Authority.

Cash and Cash Equivalents

The Company considers cash on hand and investments with original maturities of three months or less to be cash equivalents.

Commissions Receivable

Commissions receivable are stated at cost less an allowance for doubtful accounts. The commissions are receivable from the Company's clearing firm on a monthly basis, reflecting the prior month's commission production. Management has determined that no allowance for doubtful accounts is deemed necessary at December 31, 2010. The Company's policy is not to accrue interest on commissions receivable. If ever applicable, accounts will be written off as uncollectible at the time management determines that collection is unlikely.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

Income Taxes

The Company is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the members' in their individual returns.

A. Summary of Significant Accounting Policies (Continued)

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Recently Issued Accounting Pronouncement Adoption

The Company adopted the provisions of FASB ASC 740-10 on January 1, 2009. There were no unrecognized tax benefits as a result of implementing these provisions. The Company files a U.S. Return of Partnership Income in the U.S. federal jurisdiction and state of Colorado. The Company remains subject to U.S. federal and state examinations for 2009 and 2010. The Company did not incur any penalties or interest tax obligations during the year ended December 31, 2010.

B. Transactions with Related Entities

The Company shares office space with a related entity. The Company pays a proportionate share based on revenue of the personal property, utilities and office space to the related entity. The management of the Company feels that this amount represents a reasonably approximate valuation of the personal property, utilities and office space provided. For the year ended December 31, 2010, the Company paid this related entity $178,069 respectively. The Company owed this related entity $57,013 at December 31, 2010.

C. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such rule. At December 31, 2010, the Company's net capital was $541,431 and the required net capital was $5,000.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with paragraph (k) (2) (ii) of the Rule.

D. Subsequent Events

Subsequent events have been evaluated through February 24, 2011, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

DE KONING CAPITAL MARKETS, LLC
DBA BBW CAPITAL MARKETS

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2010

COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED

MEMBERS' EQUITY	$ 543,494
DEDUCTIONS:	
Nonallowable assets	(2,063)
NET CAPITAL	$ 541,431
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000

AGGREGATE INDEBTEDNESS

TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ 57,013
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0:1053

The difference between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA Filing is as follows:

Original Form X-17A-5 Part IIA filing:

Net Capital	$ 543,494
Nonallowable asset	(2,063)
Net capital per above computation	$ 541,431

SCHEDULE I

DE KONING CAPITAL MARKETS, LLC
DBA BBW CAPITAL MARKETS

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

February 12, 2011

To The Members
de Koning Capital Markets, LLC
dba BBW Capital Markets
Denver, Colorado

In planning and performing our audit of the financial statements of de Koning Capital Markets, LLC dba BBW Capital Markets (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In

fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory

agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harding and Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

To The Members
de Koning Capital Markets, LLC
dba BBW Capital Markets
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by de Koning Capital Markets, LLC dba BBW Capital Markets and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating de Koning Capital Markets, LLC dba BBW Capital Markets' compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). de Koning Capital Markets, LLC dba BBW Capital Markets' management is responsible for the de Koning Capital Markets, LLC dba BBW Capital Markets' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [Insert description of disbursement records] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [Insert description of supporting schedules and working papers] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [Insert description of supporting schedules and working papers] supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences [if applicable].

The results of our procedures are as follows:

1. We compared the listed assessment payments in Form SIPC-7 to the respective payments record in the checks written without exception.

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 without exception.

3. There were no adjustments reported on the Form SIPC-7.

4. We verified the arithmetical accuracy of the Form SIPC-7 as well as the Form X-17A-5 for the 1st, 2nd, 3rd and 4th quarters used to calculate the amounts reported on the above form without exception.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-6 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Harding and Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

February 17, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended , 20
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

deKoning Capital Markets
1743 Wazee #250
Denver, CO 80202
CRD# 149210
12/31/10 FINRA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Kendrik de Koning (303) 864-1213

2. A. General Assessment (item 2e from page 2) $ 3514.30

B. Less payment made with SIPC-6 filed (exclude interest) (698.28)
2/16/2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,816.02

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,816.02

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,816.02

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

de Koning Capital Markets
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 16 day of Feb , 20 11 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2010
and ending 12/31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,405,718

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 1,405,718

2e. General Assessment @ .0025 $ 3,514.30

(to page 1, line 2.A.)